Sorting Robotics, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sorting Robotics, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 13, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	640,277	929,319
Digital Assets - Available for Sale	15,750	165,142
Accounts Receivable	1,571,006	692,592
Notes Receivable - Related Party	124,230	136,052
Total Current Assets	2,351,263	1,923,104
Non-current Assets		
Machinery and Equipment & Furniture & Fixtures, net of Accumulated Depreciation	242,558	112,453
Right of Use Asset - Office Lease	1,361,514	-
Security Deposits	73,500	15,205
Deferred Tax Asset	323,789	365,767
Total Non-Current Assets	2,001,362	493,426
TOTAL ASSETS	4,352,625	2,416,531
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	54,019	33,675
Short Term Lease Liability	251,737	-
Sales Tax Payable	7,798	282
Total Current Liabilities	313,554	33,957
Long-term Liabilities		
Accrued Interest	3,236	-
Equipment Financing Payable	164,526	-
Long Term Lease Liability	1,117,938	-
Future Equity Obligations	3,576,200	3,276,200
Total Long-Term Liabilities	4,861,899	3,276,200
TOTAL LIABILITIES	5,175,453	3,310,157
EQUITY		
Accumulated Other Comprehensive Deficit	(149,392)	-
Accumulated Deficit	(673,437)	(893,627)
Total Equity	(822,829)	(893,627)
TOTAL LIABILITIES AND EQUITY	4,352,624	2,416,531

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	3,811,030	1,351,770
Cost of Revenue	1,286,797	487,460
Gross Profit	2,524,234	864,310
Operating Expenses		
Advertising and Marketing	225,035	7,952
General and Administrative	1,945,380	603,718
Rent and Lease	173,723	95,886
Depreciation	75,606	70,014
Amortization	-	3,059
Total Operating Expenses	2,419,743	780,629
Operating Income (loss)	104,491	83,681
Other Income		
Interest Income	5,907	9,786
Other	155,006	136,764
Total Other Income	160,913	146,550
Other Expense		
Interest Expense	3,236	-
Total Other Expense	3,236	-
Earnings Before Income Taxes	262,168	230,231
Provision for Income Tax Expense/(Benefit)	41,978	(48,052)
Net Income (loss)	220,190	278,282
Unrealized loss on Digital Assets	(149,392)	-
Comprehensive Income (loss)	70,798	278,282

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	220,190	278,282
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	75,606	70,014
Amortization	-	3,059
Accounts Payable and Accrued Expenses	20,344	24,897
Accounts Receivable	(878,414)	(643,449)
Sales Tax	7,516	282
Deferred Tax Asset	41,978	(48,052)
Accrued Interest	3,236	-
Other	5,590	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(724,144)	(593,249)
Net Cash provided by (used in) Operating Activities	(503,954)	(314,966)
INVESTING ACTIVITIES		
Office Equipment and Furniture & Fixtures	(211,299)	(2,500)
Software	-	(3,059)
Digital Assets - Available for Sale	149,392	(165,142)
Security Deposit	(58,295)	-
Right of Use Asset: Office Lease	8,160	-
Loan Receivable - Related Party	11,822	16,198
Net Cash provided by (used by) Investing Activities	(100,220)	(154,503)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Equipment Financing Payable	164,526	-
Repayment of Notes Payable	-	(95,431)
Proceeds from Future Equity Obligations	300,000	415,000
Net Cash provided by (used in) Financing Activities	464,526	319,569
Cash at the beginning of period	929,319	1,079,219
Net Cash increase (decrease) for period	(139,649)	(149,901)
Unrealized Losses on Digital Assets	(149,392)	-
Cash at end of period	640,278	929,319

Statement of Changes in Shareholder Equity

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	5,200,000	-	-	(1,171,909)	(1,171,909)
Issuance of Common Stock	1,931,250	-	-	-	-
Net Income (Loss)	-	-	-	278,282	278,282
Ending Balance 12/31/2021	7,131,250	-	-	(893,627)	(893,627)
Unrealized Gains/(Losses) on Digital Assets	-	-	(149,392)	-	(149,392)
Net Income (Loss)	-	-	-	220,190	220,190
Ending Balance 12/31/2022	7,131,250	-	(149,392)	(673,437)	(822,829)

Sorting Robotics, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sorting Robotics, Inc. ("the Company") was incorporated in Delaware on January 7th, 2019. The Company leads the way in industrial automation, serving the cannabis and technical manufacturing sectors with unparalleled solutions. Through the integration of robotics, computer vision, and AI technologies, the Company drives cost reduction and productivity enhancement.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Other Income

The Company had other income in 2022 of $155,006 consisting primarily of Employee Retention Credit refunds of $83,941 and Research & Development tax credits of $38,370. The Company also won a pitch competition resulting in receiving $5,000.

The Company had other income in 2021 of $136,764 consisting primarily of PPP loan forgiveness of $105,977 and an SBA grant of $7,000.

Digital Assets

The Company held digital assets (cryptocurrency) resulting in a balance of $15,750 as of December 31st, 2022, consisting of $6,489 of Ethereum, $5,508 of BNB, $1,496 of Polygon, $1,430 of Avalanche, $814 of Fantom, and $13 of Harmony. The Company incurred unrealized losses of $149,392 in 2022 related to these digital assets. The Company currently accounts for all digital assets held as a result of these transactions as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. The Company has ownership of and control over their digital.

The digital assets are initially recorded at cost and are subsequently remeasured on the balance sheet at cost, net of any impairment losses incurred since acquisition. The Company determines the fair value of their digital assets on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that they have determined is the principal market for such assets (Level 1 inputs). The Company performs an analysis to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that their digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. If the then current carrying value of a digital asset exceeds the fair value so determined, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Machinery & Equipment	5	444,960	(216,952)	-	228,008
Furniture & Fixtures	5	15,836	(1,287)	-	14,549
Grand Total	**-**	**460,796**	**(218,239)**	**-**	**242,557**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	200,000	$-
Granted	56,250	$-
Vested	(106,250)	$-
Forfeited	(100,000)	$-
Nonvested shares, December 31, 2021	50,000	$-
Granted	-	$-
Vested	(22,916)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	27,084	$-

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	$-
Granted	65,000	$0.01
Exercised	-	$0.01
Expired/cancelled	-	$0.01
Total options outstanding, December 31, 2021	65,000	$0.01
Granted	220,000	$0.01
Exercised	-	$0.01
Expired/cancelled	-	$0.01
Total options outstanding, December 31, 2022	285,000	$0.01
Options exercisable, December 31, 2022	75,831	$0.01

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	-	$-
Granted	65,000	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	65,000	$-
Granted	220,000	$-
Vested	(75,831)	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	209,169	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2022	**2021**
Deferred tax assets:		
Net operating loss carryforwards	428,573	552,836
Property And Equipment	334,839	6,743
Total	763,413	559,579
Deferred tax liabilities:		
Effect of Cash-basis Tax Reporting versus US GAAP Reporting for Revenue Receivables	439,624	193,812
Total	439,624	193,812
Less: Valuation Allowance	-	-
Net deferred tax asset (liability)	323,789	365,767

The provisions for income taxes consist of the following components:

	2022	**2021**
Current	-	
Change in deferred asset/liability	41,978	(48,052)
Total Provision for Expense/(Benefit)	41,978	(48,052)

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2022	2021
Income (Loss) before federal income tax expense	220,190	278,282
Federal statutory income tax at 21%	46,240	58,439
Non-taxable Income	(3,011)	-
R&D Tax Credits	(17,729)	-
Non-taxable Income (PPP Loan Forgiveness)	-	(29,656)
Non-taxable Income (EIDL Loan Forgiveness)	-	(8,615)
Non-taxable Income from Prior Year Installment Sales	-	(11,610)
Other	1,101	(76,043)
Effect of state income taxes, net of federal benefit	15,377	19,434
Change In Valuation Allowance	-	-
Total Provision for Expense/(Benefit)	41,978	(48,051)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company loaned a related party amounts resulting in a balance of $124,230 as of December 31st, 2022. The loan accrues interest at 12% annually and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Rent and Lease

The Corporation leases its office space under a 5-year operating lease requiring monthly payments of $24,500 as of December 31st, 2022. The current lease expires on September 30th, 2027, and is secured by a personal guarantee by the Company's founders.

	Year Ending 2022
Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	73,500
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	1,425,729
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	4.67
Weighted-average discount rate for finance leases	0%
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2023	-	297,920
2024	-	309,836
2025	-	322,228
2026	-	335,120
2027	-	229,296
Thereafter	-	-
Total undiscounted cash flows	-	1,494,400
Less: present value discount	-	(124,726)
Total lease liabilities	-	1,369,674

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investor with the right to have future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered ranged from $1M – 30M.

The Company entered into a financing agreement for which they acquired equipment totaling $195,463. The agreement requires 48 payments of $4,124 with final payment in 2026 and includes an interest rate of 5.90%. The balance of the payable was $164,526. The Company had accrued interest of $3,236 as of December 31st, 2022, related to this agreement.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	49,491
2024	49,491
2025	49,491
2026	16,053
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 7,131,250 shares were issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 13, 2023, the date these financial statements were available to be issued.

In 2023, the Company entered into a factoring agreement for which they received $70,570 in exchange for future repayment totaling $81,583. The agreement requires monthly repayments of $5,333 and a final repayment of $6,916 and includes an additional 2% fee. The final payment is expected in 2024.

On September 1st, 2023, the Company entered into a loan agreement for which they received $210,000 and are required to repay a total of $235,410. The loan was fully paid back on October 10th, 2023. The lender filed a UCC all asset lien, however, management believes this should be removed in the upcoming weeks.

On October 4th, 2023, the Company entered into a loan agreement that contains a principal amount of $2,000,000. The amount will be paid out in tranches, with the first principal amount of $750,000 to be received on or around the date of the agreement. Upon the Company's request and subject to the terms of the agreement an additional advance of up to $750,000 may be made to the Company at any time on or prior to March 31st, 2024, and an additional advance of up to $500,000 may be made to the Company following the funding of the second tranche advance but on or prior to June 30th, 2024. The loan accrues interest at 13.5% per annum and has a maturity date on September 1st, 2027.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has incurred negative working capital and cash flows from operations and may continue to operate at an operating cashflow deficit for an unknown period of time.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.